Exhibit 99.1

TransAlta Announces Conversion Results for Series E Preferred Shares

CALGARY, Sept. 17, 2017 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA; NYSE: TAC) announced today that after taking into account all election notices received by the September 15, 2017 deadline for the conversion of the Cumulative Redeemable Rate Reset Preferred Shares, Series E (the "Series E Shares") into Cumulative Redeemable Floating Rate Preferred Shares, Series F (the "Series F Shares"), there were 133,969 Series E Shares tendered for conversion, which is less than the one million shares required to give effect to conversions into Series F Shares. As a result, none of the Series E Shares will be converted into Series F Shares on September 30, 2017.

About TransAlta Corporation

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta's focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada's Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at transalta.com, or follow us on Twitter @TransAlta.

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/September2017/17/c2229.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Stacey Hatcher, Manager, Communications, Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 17:23e 17-SEP-17